NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 26, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on June 13, 2023; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on June 13, 2023. Jackson Acquisition Company announced that, due to its inability to consummate an initial business combination within the time period required by its Amended and Restated Memorandum and Articles of Association, the Company intends to dissolve and liquidate, and will redeem all of its outstanding Class A common stock, par value $0.0001, for approximately USD 10.38 per share. The Redemption Amount will be payable to the holders of the Class A common stock upon presentation of their respective share or unit certificates. There will be no redemption rights or liquidating distributions with respect to the Company's warrants. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 13, 2023.